Combining innovation leaders to revolutionize aortic treatments October 26, 2015 Filed by Endologix, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: TriVascular Technologies, Inc. Commission File No.: 001-36419

Endologix and TriVascular will remain separate operational entities until the closing of the proposed merger transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products. The offering referenced herein is not contingent upon the closing of the proposed merger transaction. Forward-Looking Statements This presentation includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Additional Information and Where to Find It The merger transaction referenced in this presentation has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed merger transaction (the “Proxy Statement/Prospectus”). This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of offers to buy any securities of Endologix. This presentation is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed merger transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE MERGER TRANSACTION. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED MERGER TRANSACTION. In addition to the SEC filings made in connection with the merger transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com. Participants in the Solicitation Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed merger transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Disclaimers

Treat more patients more effectively The New Endologix will…

Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Reason for the proposed merger We will provide excellent service and support We will continue to uniquely pursue physician-driven innovation We will pioneer and deliver durable EVAR and EVAS solutions We will provide the broadest clinical indications in endovascular AAA To enable vascular physicians to optimize their aortic treatment to the individual requirements of each patient.

Benefits of the proposed merger Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Patients Broadest indications for more on-label treatments Complex AAA and TAA solutions Enabling individualized AAA treatment Customers Aortic innovation leader with 370 patents and robust pipeline Broadest portfolio of solutions and clinical indications Exceptional clinical support and significant clinical evidence Employees Opportunity to save lives through advanced technology Global innovation leader Financial strength with strong revenue growth Investors Significant revenue growth powered by differentiated technology Substantial synergies accretive in 2018

AAA disease requires multiple solutions

Merger will create one company with multiple AAA treatment options Combining innovation leaders to revolutionize aortic treatments | 10.26.15 CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.

EVAR Innovative products with broad clinical indications Ultra-low profile Narrow & tortuous iliacs Complex necks Reverse taper Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Preserve bifurcation Tight distal aorta Reverse taper Thrombus EVAS Complete AAA sealing Iliac aneurysms Complex AAA Lowest endoleaks Combined portfolio will enable physicians to treat the most patients within IFU TriVascular Ovation Endologix AFX Endologix Nellix CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.

Strong Revenue Growth with a Combined CAGR of 28% Revenue $millions 180 152 111 89 Combining innovation leaders to revolutionize aortic treatments | 10.26.15

TriVascular Ovation Prime® System Lowest profile FDA-approved catheter Broadest FDA approved IFU Polymer sealing ring creates custom seal and protects the aortic neck Conformable, kink resistant iliac limbs Excellent safety and effectiveness data, including patients with challenging anatomic characteristics OVATION iX introduces many ease-of-use improvements Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Endologix AFX2®



- Broad anatomical applicability
  - Tight distal aortas
  - Thrombus laden necks
- Anatomical fixation with unibody design
  - Preserves native bifurcation
  - Eliminates gate cannulation and limb competition
- ActiveSeal can extend the effective seal zone beyond the neck
- Intuitive, streamlined deployment

ENDOLOGIX
Combining innovation leaders to revolutionize aortic treatments | 10.26.15 11

Endologix Nellix® Nellix is designed to: Treat more patients Wide patient applicability Complex AAA Simplify procedure and planning Limited SKUs More predictable procedure times Intellix™ case planning and management software Reduce endoleaks and secondary interventions Potential to reduce the total cost of care CAUTION: Investigational Device. Limited by federal (United States) law to investigational use only. Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Significant Clinical Evidence* (post merger) 2015 2016 2017 Ovation IDE/CAP/PAS (2010) 320 320 320 Global Registry (2011) 501 501 501 LIFE (2014) 200 250 250 LUCY (2015) 20 225 225 Total 1,041 1,296 1,296 AFX IDEs (2000) 707 707 707 PEVAR (2010) 192 192 192 LEOPARD (2015) 150 800 800 Total 1,049 1,699 1,699 Nellix Global Registry (2013) 300 600 600 IDE/CAP (2013) 279 450 450 Complex (2016) 100 250 Total 579 1,150 1,300 Total Patients Enrolled 2,669 4,145 4,295 *Estimates based upon current plans for anticipated enrollment Combining innovation leaders to revolutionize aortic treatments | 10.26.15

Expanded global sales and clinical support (post merger) World-class team of trained sales representatives and clinical specialists Customers in 44 countries across five continents Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Both

Deep pipeline of new aortic technologies* (post merger) Combining innovation leaders to revolutionize aortic treatments | 10.26.15 * Post-merger estimated regulatory approvals U.S. Europe Asia Pacific Latin America 2015 2016 2017 2018 2019 2020 (Japan) (China) (Japan) (Brazil) (Argentina) (Japan) (Brazil, Argentina) CHEVAS CHEVAS CHEVAS THORACIC

Creating a leader in growth and innovation that will offer Combining innovation leaders to revolutionize aortic treatments | 10.26.15 Broadest AAA product line Expanded global clinical support Multiple new aortic technologies Significant clinical evidence